GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

April 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“Registrant”)

Post-Effective Amendment No. 3 on Form S-1 Registration Statement

File No. 333-217293

Commissioners:

The Registrant and GWFS Equities, Inc. (“Underwriter”), as principal underwriter for the Registrant, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the Registrant’s registration statement on Form S-1 be accelerated to be effective on April 26, 2019 or as soon as practicable thereafter.

Registrant and Underwriter are aware of their obligations under the Securities Act of 1933.

Sincerely,

Great-West Life & Annuity	GWFS Equities, Inc.
Insurance Company

By:	By:

/s/ Jenny Glowacki	/s/ Teresa L. Luiz
Jenny Glowacki	Teresa L. Luiz
Vice President	Compliance Officer

cc: David Orlic, Senior Counsel

Division of Investment Management, Disclosure Review and Accounting Office